Exhibit 99.1

NexGen Appoints Bruce Sprague and Shawn Harriman

VANCOUVER, Nov. 13, 2017 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSEMKT:NXE) is pleased to announce the appointment of Bruce Sprague as Chief Financial Officer and Shawn Harriman as Senior Manager, Permitting, Environment and Regulatory Affairs of the Company effective as of November 13, 2017.

Leigh Curyer, Chief Executive Officer of the Company, commented: "These two appointments reflect NexGen's rapid progression in size and scale of activities as the Company continues to develop Arrow and set elite standards in every aspect of our operations. On behalf of the Board and executive I would like to welcome Bruce and Shawn to the NexGen team. Both bring extensive experience from the top of their respective fields and I look forward to working with both of them on the delivery of NexGen's objectives."

Bruce Sprague:

Bruce Sprague was most recently Partner, Canadian Mining and Metals Sector for Ernst & Young and has over 25 years of experience advising multinational and emerging corporations on business issues in a broad range of countries.  Mr. Sprague led key client teams for some the largest Canada-based mining companies on strategic business initiatives and growth platforms.  He is also a frequent lecturer at numerous mining industry forums on a broad range of topics and an author for several publications on tax and mining issues.

Mr. Sprague is currently a member of the Board of Directors of the Association for Mineral Exploration of British Columbia (AMEBC), a member of the Industry Advisory Committee for the UBC Norman B. Keevil Institute of Mining Engineering, a member of the Advisory Council of the Canadian International Resources and Development Institute (CIRDI) and a former member of the Board of Directors for the Prospectors and Developers Association of Canada (PDAC).

Mr. Sprague is a Chartered Accountant, Certified Public Accountant (U.S.), Chartered Financial Planner and holds a Bachelor of Commerce Degree from Carleton University.

Shawn Harriman:

Shawn Harriman has over 10 years experience with Cameco Corp. located in the Athabasca Basin, Saskatchewan where he has developed extensive experience in the areas of environmental management and regulatory affairs. Most recently, Mr. Harriman was Cameco Corp.'s Superintendent, Safety, Health, Radiation, Environment, Quality and Regulatory Affairs. His experience includes implementing and managing environmental monitoring and protection programs and ISO14001 certified environmental management systems at an operational level. As the regulatory point of contact, Mr. Harriman has worked extensively with Provincial and Federal regulatory authorities and has direct experience in the approvals and licensing processes, including management of effluent treatment operations and multiple tailings management facilities.

In addition to his experience in uranium operations, Mr. Harriman previously worked in environmental consulting where he was involved in a number of environmental monitoring and baseline programs for a variety of mining clients throughout Saskatchewan. He holds a degree in Environmental and Conservation Sciences from the University of Alberta.   Mr. Harriman will continue to live and work in Saskatoon.

NexGen also announces that Grace Marosists, current Chief Financial Officer, has become Vice President, Finance and Information Technology at NexGen effective immediately. Grace has overseen the financial reporting function of NexGen from when the Company had a market capitalization of ~$50M to currently ~$1BN and has graduated from the TSX-V to the TSX and a dual NYSE listing. She now takes on an expanded role and responsibility encompassing advanced accounting systems implementation and management for NexGen as the Company advances through development.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the South Arrow discovery in July 2017. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the Indicated Mineral Resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the Inferred Mineral Resource category.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource please refer to the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada" dated effective September 1, 2017 (the "Rook 1 Technical Report") prepared by Jason J. Cox, David M. Robson, Mark B. Mathisen, David A. Ross, Val Coetzee and Mark Wittrup, each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/November2017/13/c6962.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca; For Media Inquiries: Jonathan Goldberg, KCSA Strategic Communications, +1 212 896 1282, jgoldberg@kcsa.com

CO: NexGen Energy Ltd.

CNW 06:30e 13-NOV-17